January 25, 2007

Mail Stop 4561

Mr. Robert E. Washburn
President, Chief Executive Officer, and Director
AF Financial Group
21 East Ashe Street
West Jefferson, North Carolina 28694

**Re:     AF Financial Group**
**Form 10-KSB for Fiscal Year Ended June 30, 2006**
**Filed September 27, 2006**
**Forms 10-QSB for Fiscal Quarter Ended September 30, 2006**
**File Number: 000-24479**

Dear Mr. Washburn:

We have reviewed your filings and have the following comment.  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please be as detailed as necessary in your explanation.  In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comment or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB, filed on September 27, 2006

Notes to Consolidated Financial Statements

Note 20. Mid-Tier Holding Company and Mutual Holding Company Data, page 70

1. We note that you present the condensed financial statements of AsheCo, M.H.C. in your footnotes beginning on page 72. Please address the following:

   - tell us why you have presented the condensed financial statements of AsheCo, M.H.C. in your financial statements. If these financial statements were required to be included in your footnotes (i.e. required by the OTS), please revise your future filings to unequivocally state this fact along with the reasons why you believe such disclosure is useful; and
   - tell us how AsheCo, M.H.C. is accounting for their 51.22% ownership interest in AF Financial Group and provide the authoritative guidance you relied upon to support your accounting. Based upon your footnote disclosure, it appears that AsheCo, M.H.C. is accounting for this investment using the equity method of accounting.

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter that keys your response to our comment and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3492, if you have questions regarding these comments.

Sincerely,


John P. Nolan
Accounting Branch Chief